Filed by Cloudera, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Hortonworks, Inc.
Commission File No: 001-36780
This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Cloudera, Hortonworks and Merger Sub. The following is the Master Talking Points and FAQs document that was sent by Cloudera executive leadership to Cloudera sales and marketing employees on October 11, 2018.

Cloudera - Hortonworks Agree to Merge | OCTOBER 3, 2018

Master Talking Points & FAQs

This document is intended to provide core messaging and frequently asked questions surrounding the “Cloudera and Hortonworks Agree to Merge” announcement. This document provides the basic ideas and information to explain the news and answer basic questions. It is an internal document intended for use by Cloudera employees. Note that certain of the content here will be filed with the SEC and become public.

Executive Summary	2
What is being announced?	3
What are the terms of the transaction?	3
When is the transaction expected to close?	3
What happens until the transaction closes?	3
Who will lead the combined company?	3
What will be the name of the new company?	4
What information can we share with customer and partners?	4
What does this allow customers to do that they couldn’t do before?	4
How does this compare to what other competitors offer?	4
What does HDP bring to CLDR?	4
What does CLDR bring to HDP?	4
How many customers will the combined organization have?	5
What happens to customers who rely on current products of the two companies?	5
What is the long-term product and support roadmap?	5
What is the merged company’s position on open source?	5
Will this change how customers purchase or obtain support?	6
Will there be changes to pricing or licensing?	6
Will this change how partners engage with either company?	6
What are the expected synergies from the transaction?	6
Where can I find more information?	6

Executive Summary

Cloudera and Hortonworks are announcing the proposed merger of two leading next generation data platform companies. The transaction is expected to close in Q1 calendar year 2019.

The combined company will possess the scale, resources and unique assets to capture more of the very large and fast growing data market opportunity. Together we will be stronger - with approximately $720 million in TTM revenue, more than $500 million in cash, zero debt, and a growing top line.

This transaction is about innovation. We share a commitment to customer success and a vision for how to accelerate it. The primary rationale for the merger:

Category Leader	Create a clear category leader and industry standard, substantially benefiting customers and the community
Fuel Innovation	Accelerate market development and fuels innovation for IoT, streaming, data warehouse, ML/AI and cloud.
Superior Platform	Unify our platforms with highly complementary offerings for cross-sell
Cloud Everywhere	Deliver the industry’s first enterprise data cloud across the Edge, private, public, and hybrid clouds
Unlock Synergies	Achieve cost synergies and business model benefits to accelerate achievement of long-term target model

In CY20 or FY21 we expect to be more than $1B in revenue, growing at more than 20% per year, and generating more than 15% operating cash flow margins.

We are excited at the opportunity in front of us. Together we intend to unify our platforms - powering a public cloud experience everywhere - across data centers, multiple public clouds, to the Edge, and everywhere in between. It’s our vision for delivering the industry’s first Enterprise Data Cloud, enabling actionable insights, from the Edge to AI.

1.	What is being announced?

Cloudera and Hortonworks will be merging to create the industry’s first enterprise data platform to deliver actionable insights from the Edge to AI. This merger will expand the customer reach and expansion opportunity for both companies and accelerate innovation for IoT, cloud, data warehousing, machine learning and AI.

2.	What are the terms of the transaction?

Under the terms of the transaction agreement, Cloudera shareholders will own approximately 60% of the equity of the combined company and Hortonworks shareholders will own approximately 40%. Hortonworks shareholders will receive 1.305 common share of Cloudera for each share of Hortonworks stock owned.

3.	When is the transaction expected to close?

The transaction is expected to close in calendar year Q1 2019.

4.	What happens until the transaction closes?

Both organizations continue to operate independently, essentially as if there was not an agreement in place to merge.

5.	Who will lead the combined company?

Following completion of the transaction, Cloudera’s Chief Executive Officer, Tom Reilly, will serve as Chief Executive Officer; Hortonworks’ Chief Operating Officer, Scott Davidson, will serve as Chief Operating Officer; Hortonworks’ Chief Product Officer, Arun C. Murthy, will serve as Chief Product Officer; and Cloudera’s Chief Financial Officer, Jim Frankola, will serve as Chief Financial Officer, of the combined company. Hortonworks’ Chief Executive Officer, Rob Bearden, will join the board of directors. Current Cloudera board member, Marty Cole, will become Chairman of the board of directors.

The board of directors of the newly-formed company will initially comprise nine directors. Four directors, including Mr. Bearden, will come from Hortonworks’ existing board of directors. Five directors, including Mr. Reilly, will come from Cloudera’s existing board of directors. A tenth director will be selected by the combined board. A majority of the board of directors will be independent under New York Stock Exchange standards.

We will form the best go-forward management team, leveraging top talent from each company. We expect representatives from each company to play key roles in fulfilling our shared vision of creating the industry’s first enterprise data cloud for enabling actionable insights from the Edge to AI.

6.	What will be the name of the new company?

The name of the combined company will be Cloudera, Inc.

7.	What information can we share with customer and partners?

The primary public information sources are the press release and investor presentation, and the transcript from the investor conference call. We can share and clarify information in those documents, but cannot offer any additional detail about the transaction or the future combined company. We cannot share any information about the proposed merger that has not been publicly communicated.

8.	What does this allow customers to do that they couldn’t do before?

Our combined products will give customers a more robust ability to store, manage, analyze and derive actionable insights from all of their data from the edge to the datacenter, across any cloud, and back to the edge. We will deliver an end-to-end data cloud that operates across the enterprise. Together, we will handle IoT, data warehousing, and machine learning/artificial intelligence (ML/AI) workloads. The combined company will also accelerate the development of hybrid cloud capabilities and create a single standard platform for big data in the enterprise.

9.	How does this compare to what other competitors offer?

We intend to bring together our combined assets to enable enterprise IT to span public clouds, datacenters, the Edge and everywhere in between. Our mission is to deliver a platform that works with cloud ease and elasticity everywhere enterprises need to work - the industry’s first enterprise data cloud from the Edge to AI.

Once the companies are combined, we will be able to provide more information about how our combined offerings will compare to other competitors in the market.

10.	What does HDP bring to CLDR?

In addition to a shared commitment and investment in the open source big data ecosystem, Hortonworks has innovated in ways that benefit the market and create new revenue opportunities. For example, the Hortonworks DataFlow, or HDF, offering extends Cloudera’s reach to the edge, making IoT and streaming data applications easier to build and operate, all with the trusted security, data governance, metadata and management that enterprises require. This represents a new capability to the Cloudera customer base and a new offering for the joint company to sell to Cloudera customers.

11.	What does CLDR bring to HDP?

In addition to a shared commitment and investment in the open source big data ecosystem, Cloudera has innovated in ways that benefit the market and create new revenue opportunities. For example, the Cloudera Data Science Workbench (CDSW) and Workload Experience Manager (WXM) make machine learning, data science and data warehousing applications easier to build and operate, providing a foundation for AI solutions. These represent new capabilities to the Hortonworks customer base and a new offering for the joint company to sell to Hortonworks customers.

12.	How many customers will the combined organization have?

Together Cloudera and Hortonworks will have an installed base of more than 2,500 customers. We will also have more than 800 customers with greater than $100K in ARR and more than 120 customers with greater than $1M in ARR. Demonstrating how complementary our businesses are, of these $1M+ customers, only a handful are in common.

13.	What happens to customers who rely on current products of the two companies?

Nothing will change with respect to current offerings and support of existing customers of Hortonworks and Cloudera, except that support will be enhanced based on greater combined resources and a path constructed to a superior unified platform in the future. Cloudera 6 and Hortonworks 3 are the latest major platform releases from the two companies, both built on the Apache Hadoop 3 release. Each of these platforms will be maintained and supported for three years.

14.	What is the long-term product and support roadmap?

Post-closing, we plan to merge the HDP and CDH into a single offering that is a functional superset of them both. We will include a migration path from the HDP 3 and CDH 6 platforms, so that customers can move their workloads easily when they are ready to do so.

15.	What is the merged company’s position on open source?

We remain absolutely committed to open source. Each of the companies has made major contributions to the projects in the ecosystem from inception. Together, we will continue to do so.

Open source conveys real strategic benefits. The community innovates more broadly than any single company can. Open source creates standards and makes them easy for customers to adopt. It empowers developers to build on the platform, by exposing its implementation. And it insulates customers from lock-in and bad vendor behavior.
Cloudera has also developed non-open source components in its products as a way to differentiate its offerings and deliver greater value to customers. Those developments have been aimed at preventing large competitors from co-opting the big data ecosystem, for example by taking open source components without contributing back to the community.

The merged company will continue to invest in open source, and to develop proprietary components and products that meet the needs of our customers.

16.	Will this change how customers purchase or obtain support?

No. Customers and prospects should be secure in the promise that both CDH and HDP will remain supported post-merger for a minimum of three years.

17.	Will there be changes to pricing or licensing?

There will not be any immediate changes due to the merger as both companies will continue to operate normally as separate entities. Existing customer agreements and subscriptions will remain in force. There may be changes in pricing or licensing driven by standard business requirements, new market opportunities and competition, as would be the situation irrespective of the agreement to merge.

18.	Will this change how partners engage with either company?

Each of us has terrific partnerships and a well-developed ecosystem. Except for some extraordinary partners like IBM and Intel, these partners have had to split their resources and attention between our platforms. As one much larger entity, these partners can justify investing more resources in the resulting relationship and concentrate their investments in our unified platform. The combination will make it easy for partners to streamline all their engineering and go-to-market activities. Most importantly, our partnerships with the public cloud providers will be much more meaningful as together we bring more large customers with production workloads to their platforms.

19.	What are the expected synergies from the transaction?

Given the strategic fit between the companies, we are confident that there will be significant opportunities to improve both the efficiency and effectiveness of our internal operations. We expect these improvements to drive more than $125M of cost synergies per year, while allowing additional investment in growth areas including IoT, hybrid cloud, data warehousing, machine learning and AI. At this point we do not have, and are not prepared to share or discuss, any more precision around the steps to generate the cost synergies.
CY19, or FY20 for Cloudera, will be the year where we integrate the companies, and take steps to generate more than $125M in annual cost synergies. In CY20 or FY21 we expect to be more than $1B in revenue, growing at more than 20% per year, and generating more than 15% operating cash flow margins.

20.	Where can I find more information?

•	Visit the Cloudera investor site for the press release announcing the merger and investor presentation.

•	Visit the internal wiki for the employee FAQs and updates.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in

Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov. Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.